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Exhibit 12.1

CRYSTAL RIVER CAPITAL, INC.

Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2007	Year Ended December 31, 2006	For the period from March 15, 2005 (formation) through December 31, 2005
	(dollar amounts in thousands)
Net Income (Loss)	$(1,530)	$46,917	$13,948
Add: Current Income Tax Expense	684	151	—
Deferred Tax Expense (Benefit)	(900)	900	—
Share of distributed income of 50%-or-less-owned affiliates net of income from equity investments	622	—	—

Consolidated pretax income (loss) from continuing operations	(1,124)	47,968	13,948
Add: Fixed Charges from below	82,128	139,601	48,425

Total Earnings	$81,004	$187,569	$62,373

Fixed Charges
Interest Expense(1)(2)	$82,128	$139,601	$48,425

Ratio of Earnings to Fixed Charges	0.99:1	1.34:1	1.29:1

(1)
Includes amortization of capitalized expenses related to indebtedness

(2)
Includes interest on Junior Subordinated notes totalling $1,100

(3)
Earnings were inadequate to cover fixed charges by $1,124

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CRYSTAL RIVER CAPITAL, INC. Ratio of Earnings to Fixed Charges